Exhibit 3.49

CERTIFICATE OF FORMATION

OF

GAVILON ENERGY STORAGE II, LLC

This Certificate of Formation of GAVILON ENERGY STORAGE II, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.                                      The name of the limited liability company is:

GAVILON ENERGY STORAGE II, LLC

2.                                      The registered office of the Company in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The registered agent in charge thereof at such address is THE PRENTICE-HALL CORPORATION SYSTEM, INC.

IN WITNESS WHEREOF, the undersigned authorized person of the Company has caused this Certificate of Formation to be duly executed as of the 10th day of May, 2010.

GAVILON ENERGY STORAGE I, LLC, Member

By:	/s/ Kathryn F. Murphy
Name:	Kathryn F. Murphy
Title:	Authorized Person